Filed by Bank of Montreal
Pursuant to Rule 425 under the
Securities Act of 1933
Commission File No. 1-13354
Subject Company:  First National Bancorp Inc./IL/
On March 2, 2001, Harris Bank, a subsidiary of Bank of Montreal, made the following announcement to its employees:
First National Bank of Joliet
All Employee E-mail



TO:  		ALL U.S. EMPLOYEES
From: 		Al McNally, Chairman and CEO, Harris Bank
Subject:  	Harris Extends Community Banking Network into Fastest
Growing County in Illinois

Today we announce with great pleasure that Harris is joining with First National Bank of Joliet to expand our Chicagoland Banking network into Will County, the fastest growing county in Illinois and the 16th fastest growing county in the United States. With this one move, Harris jumps to a leadership position in the dynamic Will County market and comes "within shooting distance" of the number one position in Chicagoland.

First National Bank of Joliet is a terrific community bank that has served Joliet and surrounding communities for almost 150 years. Harris and First National Bank of Joliet make excellent merger partners, sharing the same spirit and values that make for successful community banking. First National Bank of Joliet brings its wonderful team of bankers and leaders with their outstanding reputation and presence in Will County; Harris contributes the resources and infrastructure of our community bank network, our broad array of products and services, our operating scale and reach across Chicagoland -- and the resources of the Bank of Montreal Group of Companies.

With no branch overlap, First National Bank of Joliet is an ideal complement to the Harris network, bringing us closer to full geographic coverage of the highly fragmented Chicagoland market. Most First National Bank of Joliet employees will stay in their current jobs, and all others will be provided opportunities in the broader company and its partners.

Please see the attached press release and Q&As for more information. And feel free to use them in answering customer inquiries.

This is an exciting day for Harris and First National Bank of Joliet. Please join me in welcoming our new First National Bank of Joliet colleagues to Harris and the Bank of Montreal Group of Companies.

 FOR IMMEDIATE RELEASE

 Harris Bank to Acquire First National Bank of Joliet

 Acquisition Extends Harris Community Banking Network
Into Fastest Growing County in Illinois

Chicago, March 2, 2001 ( Harris Bank, Bank of Montreal (NYSE: BMO) and First National Bank of Joliet (OTCBB: FNBJ) announced today the signing of a definitive merger agreement for Harris to acquire First National Bank of Joliet.

Established in 1857, First National Bank of Joliet is a publicly traded, full-service community bank with $1.1 billion in assets and $844 million in deposits. Headquartered in Joliet, Illinois, it operates from 18 branch locations, primarily in southwest suburban Will County, the fastest growing county in Illinois and the 16th fastest growing county in the United States.

FNBJ shareholders will receive $72.50 in BMO stock or cash, or a combination at their option, for each FNBJ common share outstanding with the share exchange ratio determined at closing. The purchase price of approximately $220 million is 19.1 times year 2000 earnings and equates to 2.3 times FNBJ's book value. The transaction is subject to regulatory and First National Bank of Joliet shareholder approvals.

In connection with this transaction, which is expected to close in August, FNBJ has granted BMO an option to acquire 19.9% of the common stock of FNBJ exercisable under certain circumstances.

"First National Bank of Joliet is a premier community bank ( their people, their network and their customers are a perfect fit for Harris, " said Al McNally, Chairman and CEO of Harris Bank. "We have great respect for their long and successful history as 'the hometown bank' in Will County and are delighted that First National Bank of Joliet's management team will continue in leadership roles.

"This merger gives us the opportunity to provide the full array of Harris services to thousands of new individual and business customers
-- in what has become the fastest growing market in Chicagoland," McNally said. "It moves us very close to the number two position in the Chicagoland marketplace, and closer to our goal of becoming the dominant full-service bank."

The merger increases the Harris community bank network to 149 locations and 245 ATMs across Chicagoland. Upon closing, First National Bank of Joliet will become Harris Bank Joliet, and will operate as the ninth Harris Chicagoland Banking region.

"We look forward to being part of the Harris organization," said Kevin Reardon, Chairman and CEO of First National Bank of Joliet. "After 144 years as a community bank, we believe Harris is the ideal partner to carry on First National Bank of Joliet's values and commitment to our customers and communities in the rapidly growing Will County region.

"Our partnership brings together a shared commitment to local community banking, under the Harris name," Reardon said. "Our customers will continue to receive the same quality service from our employees, enhanced by the broader capabilities of the Harris. And our employees can look forward to expanding career opportunities as we continue to grow and invest in the communities we serve."

This merger is another major milestone in the growth and expansion of Harris Bank. Since 1994, Harris has more than tripled its number of locations and the number of customers served in Chicagoland - to one million. Harris Bank earnings have more than doubled from $110 million in 1994 to $243 million in 2000 (excluding net gains on divestitures), an average growth rate of 16% per annum.

With $29 billion in assets and $19 billion in deposits, Harris is one of the largest community bank networks in Illinois, a nationally recognized provider of private client and personal trust services, and a premier Midwest mid-market corporate bank. Harris also has 14 branches and private banking offices in Arizona and Florida. Harris Bank is wholly owned by Bank of Montreal, Canada's first bank, a highly diversified financial services institution with average assets of (US) $162 billion and 33,000 employees.

###

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OR SALE OF SECURITIES. BANK OF MONTREAL AND FIRST NATIONAL BANK OF JOLIET WILL BE FILING A PROXY STATEMENT/PROPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE BUSINESS COMBINATION TRANSACTION REFERENCED HEREIN WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING SUCH TRANSACTION, WHEN IT IS FILED BY BANK OF MONTREAL AND FIRST NATIONAL BANK OF JOLIET AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BANK OF MONTREAL AND FIRST NATIONAL BANK OF JOLIET WHEN THEY BECOME AVAILABLE WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION'S WEB SITE AT www.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED WITHOUT CHARGE FROM BANK OF MONTREAL AND FIRST NATIONAL BANK OF JOLIET BY DIRECTING YOUR REQUEST TO BANK OF MONTREAL AT CORPORATE SECRETARY'S DEPARTMENT, 21st FLOOR, 1 FIRST CANADIAN PLACE, TORONTO, ONTARIO, M5X1A1 OR FIRST NATIONAL BANK OF JOLIET AT 78 N. CHICAGO STREET, JOLIET, IL 60432.


CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release includes forward-looking statements that are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to comments with respect to the objectives and strategies, financial condition, results of operations and businesses of both Bank of Montreal and First National Bank of Joliet.

However, by their nature these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not be achieved. Bank of Montreal and First National Bank of Joliet caution readers of this news release not to place undue reliance on these forward-looking statements as a number of important factors could cause actual future results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

These risks, uncertainties and other factors include the satisfaction of merger closing conditions; regulatory approval and First National Bank of Joliet shareholder approval of the merger; the actual closing of the merger; the actual effects of the merger on the combined companies and their customers; the combined companies' ability to successfully integrate and achieve desired and achieve desired operating synergies and results; and others discussed in Bank of Montreal's and First National Bank of Joliet's respective filings with the Securities and Exchange Commission.


Media Contacts:
Paul Gammal, Harris Bank (312) 461-6625
Albert D'Ottavio, First National Bank of Joliet (815) 726-8507

FACT SHEET
HARRIS EXPANSION IN CHICAGOLAND

HARRIS EXPANSION HISTORY
* 1994 Suburban Bancorp acquisition added 30 locations to Harris' original 42: Total 72
* 1994-1996 New branches opened in 14 locations: Total 86
* 1996 Household Bank acquisition adds 54 new branches: 140
* 1999-2000 New branches opened in 3 locations: Total 131 (includes branch consolidation since 1994)
* 2001 First National Bank of Joliet acquisition adds 18 new branches:
Total 149

ABOUT FIRST NATIONAL BANK OF JOLIET
ASSETS:  $1.1 billion
DEPOSITS:  $844 million
NUMBER OF EMPLOYEES: 360 (FTE)
MANAGEMENT:	Chairman of the Board and Chief Executive Officer:
Kevin T. Reardon
	President and Chief Operating Officer: Albert G. D'Ottavio

First National Bank of Joliet, founded in 1857 by a group of local businessmen, is a leading financial institution in Joliet and Will County. First National Bank of Joliet provides financial services to individuals and businesses, including consumer and commercial loans, a variety of deposit accounts, and trust services, and is dedicated to providing civic leadership and volunteer support in the communities it serves.

First National Bank of Joliet Home Page - www.FNBJ.com

COMMUNITIES WHERE FIRST NATIONAL BANK OF JOLIET IS LOCATED (TOTAL
NUMBER OF LOCATIONS: 18)
* Bolingbrook (1)
* Channahon (2)
* Homer Township (1)
* Joliet (6)
* Lockport (1)
* Manhattan (1)
* Minooka (1)
* Plainfield (1)
* Plano (1)
* Romeoville (2)
* Shorewood (1)

 About HARRIS BANK
ASSETS:  $29 billion
DEPOSITS:  $19 billion
NUMBER OF EMPLOYEES: 5,565 (FTE)
MANAGEMENT:	Chairman of the Board and Chief Executive Officer:
Alan G. McNally
	Vice Chair of the Board: Edward W. Lyman

Harris Bank, with $29 billion in assets, is one of the largest community bank networks in Illinois, a nationally recognized provider of private client and personal trust services, and a premier Midwest mid-market corporate bank. Harris has 131 locations throughout Chicagoland with 14 additional offices in Arizona and Florida. Harris' businesses include Harris InvestorLine, for self-directed investors, and Harris AdvantEdge Investing, for investors seeking full-service, non-discretionary portfolio management.

As a member of the Bank of Montreal Group of Companies, Harris offers its clients the range of services and depth of expertise of one of the largest financial institutions in North America.

Harris Bank Home Page - www.harrisbank.com


The 26 Chicago-area Harris Banks are:



Harris Bank Downtown Chicago
Harris Bank Huntley
Harris Bank Argo
Harris Bank Libertyville
Harris Bank Arlington-Meadows
Harris Bank Marengo
Harris Bank Aurora, N.A.
Harris Bank Naperville
Harris Bank Barrington, N.A.
Harris Bank Oakbrook Terrace
Harris Bank Bartlett
Harris Bank Palatine, N.A.
Harris Bank Batavia, N.A.
Harris Bank Roselle
Harris Bank Cary-Grove
Harris Bank St. Charles
Harris Bank Elk Grove, N.A.
Harris Bank Westchester
Harris Bank Frankfort
Harris Bank Wilmette, N.A.
Harris Bank Glencoe-Northbrook, N.A.
Harris Bank Winnetka, N.A.
Harris Bank Hinsdale, N.A.
Harris Bank Woodstock
Harris Bank Hoffman-Schaumburg
Suburban Bank of Barrington


 ABOUT BANK OF MONTREAL
ASSETS:  US$162 billion
NUMBER OF EMPLOYEES: 33,000 (FTE)
MANAGEMENT:	Chairman of the Board and Chief Executive Officer:
F. Anthony Comper

Bank of Montreal, Canada's first bank, is a highly diversified financial services institution. The bank operates more than 30 lines of business within its group of companies, including BMO Nesbitt Burns, one of Canada's largest full-service investment firms, and Chicago-based Harris Bank, a major U.S. mid-west financial services provider.

Bank of Montreal Home Page - www.bmo.com


 Harris Employee Q&A
First National Bank of Joliet

1. What are we announcing?
Harris Bank, Bank of Montreal and First National Bank of Joliet announced today the signing of a definitive merger agreement for Harris to acquire First National Bank of Joliet.

2. Who is First National Bank of Joliet?
Established in 1857, First National Bank of Joliet is a publicly traded, full-service community bank with $1.1 billion in assets and $844 million in deposits. Headquartered in Joliet, Illinois, it operates from 18 branch locations, primarily in southwest suburban Will County, the fastest growing county in Illinois and the 16th fastest growing county in the United States. The bank offers financial products and services to individuals and businesses, including consumer and commercial loans and a variety of deposit accounts, and trust services.

3. Why are we acquiring First National Bank of Joliet?
For 144 years First National Bank of Joliet has been "the hometown bank" in Will County. This merger gives us the opportunity to provide the full array of Harris services to thousands of new individual and business customers -- in what has become the fastest growing market in Chicagoland. It moves us very close to the number two position in the Chicagoland marketplace, and closer to our goal of becoming the dominant full-service bank. First National Bank of Joliet is a premier community bank -- their people, their network and their customers are a perfect fit for us.

4. How will First National Bank of Joliet fit into Chicagoland Banking? First National Bank of Joliet will become Harris Bank Joliet, and will operate as the ninth Harris Chicagoland Banking region, with First National Bank of Joliet's management team continuing in leadership roles. First National Bank of Joliet will retain its charter and board of directors.

5. Are all the locations included in the purchase?
Yes, as part of the merger, First National Bank of Joliet will bring all 18 of its locations, including its three in-store branches, as well as 40 ATM machines, to the combined entity.

6. Is there any overlap with our current network?
There is no overlap with current Harris locations, with First National Bank of Joliet's 18 branches complementing our current network and extending Harris' community banking network into a new market, which is the fastest growing county in Illinois and the 16th fastest growing county in the United States.

7.
Where are the locations?
Most locations are in Will County (16 of 18). Six are located in Joliet, including First National Bank of Joliet's headquarters. Channahon and Romeoville each have two locations and Bolingbrook, Homer Township, Lockport, Manhattan, Minooka, Plainfield, Plano and Shorewood all have one location.

8. Will Harris clients be able to bank at First National Bank of Joliet locations?
Yes. First National Bank of Joliet customers will be able to use the entire Harris network and current Harris customers will have access to their accounts through the First National Bank of Joliet locations.

9. When do we expect to close the transaction?
We expect to close in August.

10. What types of regulatory approval do we need?
Federal Reserve Board, State of Illinois and Office of Superintendent of Financial Institutions in Canada. In addition, the Securities and Exchange Commission must review and approve shareholder proxy materials because we are offering BMO shares.

11. What's the impact of this on First National Bank of Joliet customers? Will they have to change account numbers, checks, etc.?
We expect customers to see minimal impact. They will not have to change account numbers or order new checks and will be served by the same employees.

12. Will First National Bank of Joliet's products and services change? This merger gives us the opportunity to provide Harris' full range of services to thousands of new individual and business customers. First National Bank of Joliet's customers will continue to receive the same quality service, enhanced by the broader capabilities of the Harris.

By joining the Harris network, First National Bank of Joliet customers will have access to a broader array of products: the full range of services for small business and commercial mid-market companies, including cash management; investment services; a comprehensive suite of mortgage and consumer lending services; "state of the art" call center and internet support, including wireless banking and an e-commerce marketplace exchange.

13. Are the systems between First National Bank of Joliet and Harris compatible? Will there be a systems conversion?
We will migrate First National Bank of Joliet from their current service provider to ALLTEL. However, as we have done many of these conversions over the last five years, we anticipate no problems and expect customers to see minimal impact.

14.
How many employees does First National Bank of Joliet have and how will they be affected?
First National Bank of Joliet has approximately 430 employees. Most employees will stay in their current jobs, and all others will be provided opportunities in the broader company and its partners.

15. What's the impact of this merger on our Chicagoland rankings?
It moves us very close to the number two position in the Chicagoland marketplace, and closer to our goal of becoming the dominant full-service bank.

16. Last I heard, we had about 140 locations. The 18 First National Bank of Joliet locations are only taking us to 149? Did we lose some locations?
Over the last two years we have consolidated several branches that represented service overlaps.

17. Does this merger take us beyond our current focus on the six Chicagoland collar counties. Is this a prelude to expanding our retail presence beyond Chicagoland?
Most of First National Bank of Joliet's locations (16 of 18) are in Will County, the fastest growing of the six counties that make up Chicagoland. First National Bank of Joliet's home office in Joliet is only 35 miles from downtown Chicago, actually closer than many of our locations north and west of the city, so this extends our reach in what is our core market of Chicagoland. Chicago remains priority number one in retail banking, although we are always looking for opportunities for profitable growth -- where we can create competitive advantage.

18. What is First National Bank of Joliet's CRA rating?
 It's Satisfactory.

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